UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

 Specialized Disclosure Report
KEURIG DR PEPPER INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33829	98-0517725
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
53 South Avenue
Burlington, Massachusetts 01803
(781) 418-7000
(Address of registrant’s principal executive office) (Zip Code)

Anthony Shoemaker
Chief Legal Officer and General Counsel
6425 Hall of Fame Lane
Frisco, TX 75034
(800) 527-7096
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Keurig Dr Pepper Inc.’s ("KDP's") Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at our website at https://keurigdrpepper.com/corporate-reports/ and http://investors.keurigdrpepper.com/sec-filings.*

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

_____________________________

* The references to KDP’s website are provided for convenience only, and the website's contents are not incorporated by reference into this Form SD nor the Conflicts Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEURIG DR PEPPER INC.

By:	/s/ Anthony Shoemaker	May 30, 2025
	Anthony Shoemaker	(Date)
Chief Legal Officer, Corporate General Counsel and Secretary